**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05012197

26 October 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE BANK

Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633



## Media Release

MACQUARIE

# MACQUARIE BANK GROUP INTENDS TO ACQUIRE U.S. ENERGY MARKETING AND TRADING BUSINESS

**21 October 2005, Sydney** - Macquarie Bank Group today signalled its intention to acquire 100% of U.S. energy marketing and trading company, Cook Inlet Energy Supply LLC ("Cook Inlet"). The acquisition is subject to final agreement and is expected to close on or around 1 November, 2005.

Headquartered in Los Angeles, Cook Inlet provides physical natural gas trading, transportation and storage services to North American natural gas producers, utilities, wholesalers, and industrial end users. Cook Inlet was founded in 1991 and currently employs 59 staff consisting of energy traders and marketers as well as mid-office and back-office staff.

The Head of Macquarie's Treasury and Commodities Group, Andrew Downe said, "The acquisition of Cook Inlet is a significant strategic step for Macquarie's North American energy markets business, adding a major platform of physical trading expertise to our existing financial and structured energy markets activities. Macquarie and Cook Inlet are a strong cultural fit, with complimentary skillsets and a similar emphasis on risk management and creditworthiness."

"We see this combination delivering to Macquarie a strong competitive advantage in a fragmented market," said Mr Downe.

Under Macquarie ownership, Cook Inlet will have access to additional financial resources, systems and operational assistance to expand both the scale and range of services that it offers participants in the US natural gas market.

Cook Inlet's founder and CEO, Gregory L. Craig and President, Hans O. Saeby, will join Macquarie as Division Directors and will remain as part of the Cook Inlet management team.

Mr Craig remarked, "We are excited to become an important part of Macquarie's strategic growth objectives for North America. This transaction achieves our goals of continued strong growth for Cook Inlet and will greatly enhance our ability to more broadly serve our customer requirements with products and services at all levels of the value chain".

Mr Saeby, said "Macquarie is an ideal fit with Cook Inlet bringing structuring expertise, capital and credit strength to the business. We are very pleased with what this means for our customers, trading counterparties, and employees enabling Cook Inlet to construct more complex, creditworthy deals with longer tenors."

Under the terms of the acquisition, Cook Inlet will become a wholly-owned operating subsidiary of the Macquarie Bank Group, with operational and financial handover of the business expected to be on November 1, 2005. Macquarie intends to retain the Cook Inlet Energy Supply operating name through a transition period.

Overall management of Cook Inlet under Macquarie ownership will be the responsibility of Nick O'Kane, currently an Executive Director with Macquarie's Energy Markets Division based in London, who will be relocating to Los Angeles.

Ron Neal, currently a Division Director within the Energy Markets Division, will also join the Cook business and be responsible for origination and structuring.

Mr O'Kane and Mr Neal will be joined by a team of Macquarie operational, administrative and risk management executives who will also relocate to manage the integration and ongoing inclusion of Cook Inlet as part of Macquarie.

The acquisition of Cook Inlet will not have a significant impact on Macquarie Bank's capital ratios.

More information on Cook Inlet can be found at www.cook-inlet.com .

For further information, please contact:

**Erica Sibree**
Investor Relations
Macquarie Bank Limited
Tel: (61 2) 8232 5008

**Matthew Russell**
Public Relations
Macquarie Bank Limited
Tel: (61 2) 8232 4102

**Alex Doughty**
Public Relations
Macquarie Group
Tel: +1 (212) 231 1710

MACQUARIE
BANK

COOK INLET
ENERGY

# QUESTIONS & ANSWERS REGARDING THE PROPOSED ACQUISITION OF COOK INLET ENERGY SUPPLY LLC BY MACQUARIE BANK GROUP

## Q1: WHAT IS THE NATURE OF THE PROPOSED TRANSACTION?

Upon completion of the proposed acquisition Cook Inlet Energy Supply LLC (Cook Inlet) will become a wholly owned subsidiary of the Macquarie Bank Group (Macquarie).

Cook Inlet will continue in its current operational form (legal entity, staff and management) however will be supplemented by additional Macquarie resources in the form of capital support, trading systems and commodity derivative expertise.

The acquisition of Cook Inlet is a significant strategic step for Macquarie's North American energy markets business, adding a major platform of physical trading expertise to its existing financial and structured energy markets activities.

## Q2: WHO IS MACQUARIE BANK?

Macquarie Bank Limited is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world. Headquartered in Sydney, Macquarie Bank is listed on the Australian Stock Exchange (ASX : MBL) and is ranked as one of Australia's top 15 companies by market capitalization.

For more than a decade, Macquarie Bank has achieved successive years of record profits and consistent growth with its international activities in particular experiencing significant growth. For the year ended 31 March, 2005, Macquarie Bank's international revenue accounted for 37% of total revenue, with a major contribution coming from the Americas.

Macquarie Bank is active in a broad range of financial and physical commodities markets globally, with a worldwide team of professionals who have in-depth knowledge across a range of commodity sectors. In the United States this expertise is marketed by executives in Macquarie Bank Limited Representative Offices in California, New York and Texas.

These activities are complemented by a range of other Macquarie Bank commodities subsidiaries located within the United States and South America.

**Macquarie Bank Group Key Statistics:**

- Top 15 Australian Stock Exchange company (MBL)
- MBL Market capitalization (10/12/05) – $US12.0 billion
- Total assets (03/31/05) – $US38.1 billion
- Employees – 6,800 in 23 countries
- North American operations – offices in 17 locations employing approximately 500 staff
- Credit ratings:
  - Fitch: F/A+
  - Moodys: P1/A2
  - Standard & Poors: A1/A

## Q3: WHO IS COOK INLET?

Cook Inlet is a Los Angeles based energy trading and marketing company serving North America's largest natural gas producers, utilities, industrial users and other large wholesaler energy players.

Cook Inlet specializes in providing natural gas supply, storage and transportation services, hedging solutions and structured transactions for its customers across a wide array of delivery points and structures. In particular, Cook Inlet is active in the physical and financial markets at all major gas delivery points in the United States, Canada and Mexico.

Since its inception in 1991, Cook Inlet has continuously grown its marketing portfolio placing it amongst the top 20 gas marketers in the United States. In 2004, Cook Inlet's sales totalled US$3.3 billion.

## Q4: HOW WILL MACQUARIE AND COOK INLET OPERATE TOGETHER GOING FORWARD?

Upon transfer of ownership, Macquarie intends to build upon the well-established reputation Cook Inlet has developed in the North American marketplace, complementing it with significant financial derivative and risk

management expertise and reinforced by the financial support and stability of a major financial institution.

From an operational perspective Cook Inlet will continue in its current form, dealing in the same markets, products and with the same customers it has provided services to over the last 15 years. In addition, Macquarie plans to enable Cook Inlet to provide its customers with a wider range of gas purchasing and sale alternatives, flexible pricing arrangements and financing options.

Existing trading partners will continue to deal with their Cook Inlet trading executives, who will be supplemented by experienced senior management, risk management and settlement staff from Macquarie who will relocate to Los Angeles.

At a cultural level, a key attraction of Cook Inlet for Macquarie are the similarities between both organizations – they both possess significant technical expertise and are firmly client focused with a recognition of the importance of sound risk management.

## Q5: WHAT VALUE WILL THE MACQUARIE BANK GROUP BRING TO THE BUSINESS?

The Macquarie Bank Group is a significant global financial institution with a long history of growing profitability, financial stability, and commitment to markets.

Throughout its history and stemming from its Australian roots, Macquarie has been an active participant in a wide range of commodities markets globally including precious and base metals, agricultural commodities and energy markets.

Macquarie offers risk management and financing solutions to producers, traders and consumers of commodities on every continent. These include tailored over-the-counter (OTC) hedging solutions, mining, exploration and other commodity project development finance as well as direct equity investment through Macquarie's listed and unlisted specialist funds.

Macquarie plans to use this experience in other commodity and financial markets, combined with its financial strength, to enable Cook Inlet to expand the range of risk management and financing services it can provide to its clients.

## Q6: WHAT VALUE WILL COOK BRING TO THE BUSINESS?

As a proven operator in the volatile natural gas market over the past 15 years, Cook Inlet's experience in, knowledge of, and access to the major natural gas markets in the United States, Canada and Mexico provides Macquarie with a valuable extension to its existing financial and structured energy markets activities.

Cook Inlet's has a strong reputation of being a highly responsive, customer focused provider of gas and related financial services to its customers and trading counter parties. Macquarie intends to foster and support this reputation by enhancing the range of gas purchasing and sale alternatives as well as financing options available to new and existing customers.

## Q7: WHAT ARE THE STRENGTHS AND CAPABILITIES OF THE NEW ENTITY?

The strengths of the "new" Cook Inlet will essentially build upon those of the existing Cook Inlet. The new enhanced business will continue to provide a strong customer focus and offer flexible, reliable energy supply and trade counterparty capacity combined with the ability to offer enhanced risk management solutions and additional financial strength.

The new Cook Inlet will have access to Macquarie's network of over 400 professionals in offices in 14 US locations, and the resources of Macquarie's international network of over 6800 people in 23 countries.

Cook Inlet will provide the following services to the US natural gas market;

- Natural gas sales and purchases at all major US Natural Gas trading hubs;
- Natural gas risk management solutions including over-the-counter (OTC) derivatives;
- Natural gas storage and transportation services; and,
- Project and inventory finance solutions.

## Q8: WILL CURRENT COOK INLET TRADING AGREEMENTS CONTINUE TO BE VALID?

Yes, as Cook Inlet Energy Supply LLC will continue to be the operational and contractual vehicle all current trading

**Macquarie Bank Limited**
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

24 October 2005

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 21st October 2005, was 0.04%.

Yours faithfully

Dennis Leong
Company Secretary

**Macquarie Bank Limited**
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE

## ASX/Media Release

# Macquarie Bank to transfer its economic interest in Leisureworld to Macquarie International Infrastructure fund

**Sydney, October 24, 2005** - Macquarie Bank Limited (MBL) today noted that Macquarie International Infrastructure Fund Limited (MIIF) would seek shareholder approval for MIIF to acquire the economic interest in MBL's remaining 55 per cent interest in Canadian aged care provider, Leisureworld Inc, for approximately S$165.6 million.

MIIF is an infrastructure fund formed to own, operate and invest in a diversified group of businesses around the world. MIIF, which is listed in Singapore, is managed by a member of the Macquarie Bank Group.

In March 2005 MBL announced that it had entered into a conditional sale and purchase agreement to acquire 100 per cent of Leisureworld for C$528 million (A$552 million), with the intention of transferring the economic benefits of its ownership to a Macquarie managed fund.

In September 2005 the Macquarie Power Income Fund (MPT) announced it would acquire a 45 per cent interest in Leisureworld for about C$102 million. MPT, an income trust listed on the Toronto Stock Exchange and investing in North American power and infrastructure assets, retains its indirect equity interest in Leisureworld.

The impact of the transfer on MBL's Tier 1 capital is not significant.

**For further information, please contact:**

Erica Sibree, Investor Relations
Macquarie Bank
Tel: +612 8232 5008

Matthew Russell, Public Relations
Macquarie Bank
Tel: +612 8232 4102

Macquarie Goodman
Level 10
60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001
Tel: (61 2) 9230 7400
Fax: (61 2) 9230 7444
www.macquariegoodman.com

MACQUARIE BANK
No. 1 Martin Place
SYDNEY NSW 2000
PO Box 4294
SYDNEY NSW 1164
Tel: (61 2) 8232 3333
Fax: (61 2) 8232 7780
www.macquarie.com.au



24 October 2005

# Macquarie Bank acquires 50% stake in Macquarie Goodman's Hong Kong assets

Macquarie Goodman Group (Macquarie Goodman) and Macquarie Bank Limited (Macquarie) have announced Macquarie will co-invest in Macquarie Goodman's portfolio of Hong Kong industrial properties as the organisations position their REIT business for future expansion.

The Macquarie Goodman and Macquarie joint venture has secured three Hong Kong properties valued in excess of A$585 million - Global Gateway, Evergain Plaza and the Dynamic Cargo Centre. To date these acquisitions have been funded by Macquarie Goodman.

To facilitate future acquisitions, Macquarie will co-invest in the existing properties, providing 50 per cent of the funding and receiving its proportionate share of the income from those properties. Macquarie will make a $150 million equity contribution. Macquarie's capital ratios are not expected to be significantly impacted as a result of the equity investment. The co-investment is subject to the consent of financiers.

Chief Executive Officer of Macquarie Goodman, Gregory Goodman said, "The participation by Macquarie Bank reinforces its commitment to growing our joint venture business and assets under management in Hong Kong, positioning both organisations to take advantage of further acquisition opportunities in the region."

Commenting on Macquarie's strategy, executive director James Hodgkinson said, "Macquarie is rapidly positioning itself as a leader in the Asian REIT market and this transaction allows us to work together with Macquarie Goodman to create a robust business platform in Hong Kong. This latest acquisition is a significant step in the expansion of our strategy to establish REIT products throughout the region."

**ENDS**

**For more information please contact:**

Gregory Goodman
Chief Executive Officer
Macquarie Goodman
+61 2 9230 7400

Stephen Hawkins
Chief Executive Officer – Asia Executive Director
Macquarie Goodman
+852 2249 3100

James Hodgkinson
Executive Director
Macquarie Bank Limited
+61 8232 5089

Erica Sibree
Investor Relations
Macquarie Bank Limited
+612 8232 5008